SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  For 16 July 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                            BANK OF IRELAND GROUP

                      ANNUAL INFORMATION DOCUMENT ("AID")

                                  July 2007

The Governor and Company of the Bank of Ireland published its Annual Report on 19 June 2007. This annual information document has been prepared by The Governor and Company of the Bank of Ireland in accordance with the provisions of Part 11 of the Prospectus Directive (2003/71/EC) Regulations 2005 and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator.

The Company is also publishing the AID via an RNS announcement today and making it available on the Investor Relations section of its website www.bankofireland.ie

1.       List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange, the UK Listing Authority and the Irish and UK Takeover Panels. This also includes all Companies Office filings in Ireland and Companies House filings in the United Kingdom during the period, which are listed separately from the market filings.

Irish Stock Exchange, UK Listing Authority and Irish and UK Takeover Panels' Announcements:-

Date                 Announcement

4 July 2006          Annual Information Document
6 July 2006          Director/PDMR Shareholding
6 July 2006          Director/PDMR Shareholding
12 July 2006         Directorate Change
12 July 2006         Director/PDMR Shareholding
21 July 2006         AGM Statement
21 July 2006         Result of AGM
25 July 2006         Treasury Stock
24 August 2006       Treasury Stock
12 Sept 2006         Directorate Change
12 Sept 2006         Issue of Debt
13 Sept 2006         Issue of Debt
18 Sept 2006         Divisional Restructuring
18 Sept 2006         Statement re Davy
19 Sept 2006         Trading Statement
29 Sept 2006         Director/PDMR Shareholding
29 Sept 2006         Director/PDMR Shareholding
6 Oct 2006           Directorate Change
10 Oct 2006          Deputy Governor & Senior Independent Director
1 Nov 2006           Sale of Stake in J&E Davy
10 Nov 2006          Amended Financial Calender
16 Nov 2006          Interim Results
16 Nov 2006          Director/PDMR Shareholding
1 Dec 2006           Stock Alternative Offer
22 Dec 2006          Director/PDMR Shareholding
22 Dec 2006          Director/PDMR Shareholding
12 Jan 2007          Issue of Debt
15 Jan 2007          Issue of Debt
16 Jan 2007          Treasury Stock
17 Jan 2007          Director/PDMR Shareholding
17 Jan 2007          Director/PDMR Shareholding
24 Jan 2007          Mortgage Securitisation
30 Jan 2007          Notification of Major Interests in Shares
1 Feb 2007           Mortgage Securitisation
13 Feb 2007          Mortgage Securitisation
19 Feb 2007          UK Business Corporate Structure
20 Feb 2007          Marketing of Mortgage Securitisation
2 Mar 2007           Mortgage Securitisation
16 Mar 2007          Re-Issue of Treasury Stock; Sharesave scheme
16 Mar 2007          Director/PDMR Shareholding
21 Mar 2007          Trading Statement
30 Mar 07            Re-Issue of Treasury Stock; Sharesave scheme
31 May 2007          Preliminary Results
31 May 2007          Re-Issue of Treasury Stock
31 May 2007          Director/PDMR shareholding
31 May 2007          Director/PDMR shareholding
6 June 2007          Transfer of Business from B&W
7 June 2007          Director/PDMR shareholding
14 June 2007         Transfer of Business from B & W
19 June 2007         Director/PDMR Shareholding
19 June 2007         Director/PDMR Shareholding
20 June 2007         Directorate Change
20 June 2007         Report and Accounts
25 June 2007         Director/PDMR shareholding
25 June 2007         Director/PDMR shareholding
28 June 2007         Issue of Debt
29 June 2007         Issue of Debt
3 July 2007          Total Voting Rights

Companies Office Filings in Ireland and Companies House filings in the United Kingdom made on or around the dates indicated:-

Date               Filing         Details

7 July 2006                   -   Prospectus - Euro Note Programme
28 July 2006       BR4/B10        Resignation of Directors
31 July 2006                  -   Special Resolutions
4 August 2006      H5A            Re-Issue of former Treasury Shares
4 August 2006      GB Filings     Report and Accounts for year ended 31/3/2006
10 August 2006     B1             Annual Return
7 Sept 2006        H5A            Re-Issue of former Treasury Shares
21 Sep 2006        BR4/B10        Resignation of Director
3 Oct 2006         H5A            Re-Issue of former Treasury Shares
19 Oct 2006        H5A            Re-Issue of former Treasury Shares
19 Oct 2006        BR4/B10        Appointment of Directors
15 Dec 2006        H5A            Re-Issue of former Treasury Shares
5 Jan 2007         B5             Return of Allotments
9 Feb 2007         B5             Return of Allotments
26 Mar 2007        B5             Return of Allotments
20 Apr 2007        B5             Return of Allotments
20 Apr 2007        H5A            Re-Issue of former Treasury Shares
11 July 2007       B5             Return of Allotments
11July 2007        H5A            Re-Issue of former Treasury Shares

2.       Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange (www.ise.ie) and the London Stock Exchange ( www.londonstockexchange.com).

Copies of Companies Office filings are available from the Companies Registration Office in Dublin and Companies House in Cardiff, Edinburgh and Belfast.

3.       Availability of Other Documents

The Interim Statement for the half-year ended 30 September 2006 was published on 16 November 2006. The Annual Report and Accounts for the year ended 31 March 2007 and the Governor's Letter to Holders of Ordinary Stock and Notice of the Annual General Court were posted to stockholders on 19 June 2007. These documents can be found on the Investor Relations section of the Company's website at www.bankofireland.ie

Form 20F was filed with the U.S. Securities and Exchange Commission on 14 September 2006 and can also be found on the Company's website at the above address.

4.       Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

John Clifford
Group Secretary
Bank of Ireland Group
+ 353 1 6043400

16 July 2007



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 16 July 2007